UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ZS Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98979G105

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Devon Park Bioventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Item 1.	(a)	Name of Issuer
ZS Pharma, Inc.

	(b)	Address of Issuer’s Principal Executive Offices
805 Veterans Blvd., Suite 300 Redwood City, CA 94063

Item 2.	(a)	Name of Person Filing

The Reporting Person is Devon Park Bioventures, L.P. Additionally, information is included herein with respect to (i) Devon Park Associates, L.P., a Delaware limited partnership and the general partner of the Reporting Person (“Devon Park Associates”), (ii) Devon Park Associates, LLC, a Delaware limited liability company and the general partner of Devon Park Associates, and (iii) Messrs. Charles Moller, Marc Ostro, and Devang Kantesaria, the managing members of Devon Park Associates, LLC (the “Managing Members”)

	(b)	Address of Principal Business Office or, if none, Residence
1400 Liberty Ridge Drive, Suite 103 Wayne PA 19087

	(c)	Citizenship
Delaware, U.S.A.

	(d)	Title of Class of Securities
Common Stock

	(e)	CUSIP Number
98979G105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

Provide the following information regarding the aggregate number and percentage of Common Stock of the Issuer beneficially owned by each of the Reporting Person and other persons identified in Item 2(a) herein.

(a) Amount beneficially owned: -0-

(b) Percent of class: 0.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: -0-

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: -0-

(iv) Shared power to dispose or to direct the disposition of: -0-

Neither the filing of this Amendment No. 1 to Schedule 13G nor any of its contents shall be deemed to constitute an admission that each of the Managing Members is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ZS Pharma, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger, dated as of November 5, 2015 (as amended from time to time, the “Merger Agreement”), among the Company, Zeneca Inc., a Delaware corporation (“Parent”), and Zanzibar Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). Pursuant to the Merger Agreement, on November 18, 2015, Purchaser commenced a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of the common stock of the Company (the “Shares”), at a price of $90.00 per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”).

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of the day on December 16, 2015 (the “Expiration Date”). The Reporting Person tendered its shares prior to the Expiration Date. As of the Expiration Date, all conditions to the Offer were satisfied, and on December 17, 2015, Purchaser accepted for payment all of the Reporting Persons’ Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person and each of the persons identified in Item 2(a) herein has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2016

Devon Park Bioventures, L.P.,
a Delaware limited partnership

By:	Devon Park Associates, L.P., its general partner

By:	Devon Park Associates, LLC, its general partner

By:	/s/ Devang Kantesaria
Devang Kantesaria
Managing Member